UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 26, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

3rd Quarter 2017

(BR GAAP)

Results


Santander

Simple | Personal | Fair

Disclaimer

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any fourth party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

Agenda

Key Messages

Santander Group's Results

Macroeconomic Scenario

3Q17 Results Highlights

Final Remarks

Highlights for the Period | Profitability

ROE

17.1%

Highlights for the Period | Net Profit

Retail dynamics speeds up profitability gains...



Net Profit, YoY growth
-6.8%
4.1%
16.7%
10.3%
37.3%
3Q13
3Q14
3Q15
3Q16
3Q17



ROE
10.6%
11.6%
12.8%
13.1%
17.1%
3Q13
3Q14
3Q15
3Q16
3Q17

Highlights for the Period | Profitability

I Solid recurrence of results reflected in organic growth...

	9M17	
Total Revenues	+ 18%	YoY
Allowance for Loan Losses	- 9%	YoY
Efficiency Ratio	- 391 bps	YoY

II ...with profitable market share gains...

	3Q16		3Q17[1]
Loan Portfolio	7.9%	+59bps	8.5%
Funding	7.6%	+197bps	9.6%

III ... and consistently higher profitability levels



ROE (%)
+424bps
12.8
13.1
17.1
3Q15
3Q16
3Q17

[1]BACEN, Aug/17.

Highlights for the Period | Business

1 Business expansion across all segments

% Market Share

Retail

Payroll Loans
13.3%[1] (+390 bps YoY)
in origination

Cards
14.5%[2] (+160 bps YoY)
in credit turnover

SMEs

Agro
8.7%[1] (+440 bps YoY) in corporate loan portfolio

SME
8.8%[3] (+80 bps YoY) in loan portfolio

Getnet
11.6%[4] (+180 bps YoY)
in total turnover

Prominent player among acquirers in Latin America[5]:

- **2nd position** *in web transactions*
- **4th position** *in total transactions*

[1]BACEN, Aug/17. [2]ABECS, 2Q17. [3]BACEN, Jun/17. [4]3Q17 Estimates. [5]In 2016. Nilson Report.

Highlights for the Period | Business

2 *We continue strengthening our leading businesses*

GCB
(Global Corporate Banking)

Leadership:

ECM in Brazil[1]

Project Finance for the 8th year[2,3]

FX ranking[4]

Consumer Finance

Auto Loans

Leadership in auto loans[4]

22.5%, + 300 bps YoY

+ Negócios

70% simulations growth vs. Dec/16

[1]Fully Marketed. Dealogic. October 16th, 2017. [2] "Assessoria Financeira Américas". Dealogic. 9M17 [3] "Assessoria Financeira – líder desde 2008". ANBIMA.2016 [4]BACEN, Aug/17.

Highlights for the Period | Customers

3 *Innovative solutions reinforce our offer and enhance customer's experience*



Santander One

Digital channel focused on investments

+2.3MM

views since its launch[1]



Digital Payroll Loans

Digital loan contracting

65k

simulations/ month



+vezes

+ Vezes

Digital platform focused on consumer goods segment

164k

unique simulations/ month



Active Customers | million
+6%
19.8
20.1
20.3
20.6
21.1
3Q16
4Q16
1Q17
2Q17
3Q17



Loyal Customers | million
+15%
3.5
3.6
3.7
3.8
4.0
3Q16
4Q16
1Q17
2Q17
3Q17



Digital Customers | million
+33%
6.0
6.4
6.9
7.4
8.0
3Q16
4Q16
1Q17
2Q17
3Q17

[1] August 2017.

Agenda

Key Messages

Santander Group's Results

Macroeconomic Scenario

3Q17 Results Highlights

Final Remarks

Brazil contributed to 26% of the 9M17 Group's results

Well-diversified results between Europe and America

Brazil	UK	SCF	Spain	Mexico
26%	16%	13%	15%[1]	7%

Chile	USA	Portugal	Argentina	Poland
6%	5%	5%	4%	3%

48% America



52% Europe

Attributable Profit
(EUR million)


14%
4,897
5,592
9M16
9M17

Ratings

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A3	P-2	Stable
Standard & Poor's	A-	A-2	Stable
Fitch Ratings	A-	F2	Stable

[1] Includes Banco Popular

Agenda

Macroeconomic Scenario

Positive outlook for a new economic growth cycle



GDP | YoY Real Growth (%)
-3.8
-3.6
0.7
2.5
2.5
2015
2016
2017 (e)
2018 (e)
2019 (e)
Interest Rate | SELIC (%)
14.25
13.75
7.00
7.00
8.00
2015
2016
2017 (e)
2018 (e)
2019 (e)
Inflation | IPCA (%)
10.7
6.3
3.0
4.0
4.3
2015
2016
2017 (e)
2018 (e)
2019 (e)
Exchange Rate | (R$/US$)
3.90
3.26
3.15
3.30
3.35
2015
2016
2017 (e)
2018 (e)
2019 (e)

Sources: Brazilian Central Bank, IBGE and Focus Research estimates (10/13/2017).

Agenda

Performance | 9M17

Higher margin (due to customers and market activities)

Strong Fees growth in the year, due to increased customer loyalty and transactionality

Preemptive risk management keeps asset quality under control, with NPL reduction in twelve months

Loan portfolio grows in the quarter, with better expansion across all segments

Comfortable capital and liquidity levels

Net Profit reaches R$ 7.2 billion, 35% growth YoY

	(R$ million)	9M17	9M17 x 9M16	3Q17	3Q17 x 2Q17
Results	Net Interest Income	27,829	↑ 17.6%	9,863	↑ 8.4%
	Fees	11,372	↑ 19.4%	3,871	↑ 2.1%
	Allowance for Loan Losses	(7,053)	↑ (9.3)%	(2,429)	↓ 2.9%
	Managerial Net Profit	**7,201**	↑ **34.6%**	**2,586**	↑ **10.7%**
	Efficiency Ratio	44.0%	↑ (391)bps	43.7%	↓ 31bps
Balance Sheet	Loan Portfolio	262,965	↑ 6.3%	262,965	↑ 2.4%
	BIS Ratio	16.2%	↓ (144)bps	16.2%	↓ (32)bps

9M17 Performance

Net profit increases 35% in 9M17, with a **solid recurrence**



Net Profit (R$ million)
37%
11%
1,884
1,989
2,280
2,335
2,586
3Q16
4Q16
1Q17
2Q17
3Q17
35%
5,350
7,201
9M16
9M17

Greater predictability: profit grows **in 14 out of the last 15 quarters**

9M17 Performance

Managerial P&L (R$ million)	9M17	9M16	YoY	3Q17	2Q17	QoQ
Net Interest Income	27,829	23,671	17.6%	9,863	9,098	8.4%
Fees	11,372	9,522	19.4%	3,871	3,792	2.1%
Total Revenues	**39,201**	**33,194**	**18.1%**	**13,733**	**12,891**	**6.5%**
Allowance for Loan Losses	(7,053)	(7,776)	-9.3%	(2,429)	(2,360)	2.9%
General Expenses	(13,985)	(13,088)	6.9%	(4,806)	(4,550)	5.6%
Others	(7,733)	(5,837)	32.5%	(2,773)	(2,619)	5.9%
Profit Before Taxes	**10,430**	**6,493**	**60.6%**	**3,725**	**3,362**	**10.8%**
Taxes and Minority Interest	(3,229)	(1,143)	n.a.	(1,140)	(1,027)	11.0%
Managerial Net Income	**7,201**	**5,350**	**34.6%**	**2,586**	**2,335**	**10.7%**

9M17 Performance

Net interest income expands both YoY and QoQ driven by **positive performance from all businesses**

Net Interest Income Breakdown *(R$ million)*



19%
8%
18%
8,266
7,825
8,868
9,098
9,863
2,057
1,393
2,302
2,157
2,733
847
871
977
968
1,010
5,363
5,561
5,590
5,973
6,119
23,671
27,829
5,465
7,192
2,184
2,955
16,022
17,681
3Q16
4Q16
1Q17
2Q17
3Q17
9M16
9M17
Loan
Funding
Others

Loan and Funding Spread (%)



Loan
8.7%
8.9%
8.9%
9.4%
9.4%
Funding
1.5%
1.6%
1.7%
1.6%
1.6%
3Q16
4Q16
1Q17
2Q17
3Q17
Selic Interest Rate (average)
14.2%
13.9%
12.7%
11.0%
9.2%

9M17 Performance

Loan portfolio speeds up and once again expanded retail stands out


Loan portfolio
(R$ billion)
6%
2%
247.3
256.9
257.2
256.8
263.0
14% 14% 14% 14% 15%
38% 38% 37% 35% 34%
13% 13% 13% 13% 13%
36% 36% 37% 38% 39%
Sep.16
Dec.16
Mar.17
Jun.17
Sep.17
Individuals
SMEs
Corporate
Consumer Finance

R$ million	Sep 17	Sep 16	YoY	QoQ
Individuals	102,263	88,440	15.6%	5.0%
Consumer Finance	39,178	33,868	15.7%	5.9%
SMEs	32,945	32,224	2.2%	1.2%
Corporate	88,579	92,792	-4.5%	-1.4%
Total	**262,965**	**247,324**	**6.3%**	**2.4%**
Other transactions[1]	73,444	63,640	15.4%	7.7%
Expanded Portfolio	**336,409**	**310,965**	**8.2%**	**3.5%**

[1] Includes Debenture, FIDC, CRI, Floating Rate Notes, Promissory Notes, acquiring activity-related assets and guarantees.

9M17 Performance

Funding from customers expands 6% YoY, time and saving deposits are the highlight

Funding from customers ***(R$ billion)***



6%
3%
291.7
298.4
300.7
300.7
309.2
Sep.16
Dec.16
Mar.17
Jun.17
Sep.17

R$ million	Sep 17	Sep 16	YoY	QoQ
Demand deposits	15,980	15,452	3.4%	-1.2%
Saving deposits	38,570	34,764	10.9%	4.1%
Time deposits + debentures[1]	215,598	174,765	23.4%	7.4%
Financial Bills[2]	39,095	66,744	-41.4%	-16.2%
Funding from customers - on balance	**309,244**	**291,726**	**6.0%**	**2.9%**
(-) Reserve requirements	(66,149)	(62,472)	5.9%	1.7%
Others	54,386	61,351	-11.4%	-4.9%
Total Funding – on balance	**297,481**	**290,605**	**2.4%**	**1.6%**
Assets under management	296,043	240,304	23.2%	8.8%
Total Funding + AUM	**593,524**	**530,909**	**11.8%**	**5.1%**

[1] Includes LCI (Real Estate Credit Notes) and LCA (Agribusiness Notes). [2] Includes COEs (Structured Notes Certificate).

9M17 Performance

Focus on customer loyalty and higher transactionality generate **strong fees growth in twelve months**



Fees (R$ million)
17%
2%
3,322
3,740
3,709
3,792
3,871
3Q16
4Q16
1Q17
2Q17
3Q17
19%
9,522
11,372
9M16
9M17

R$ million	9M17	9M16	YoY	QoQ
Asset management	760	811	-6.4%	1.7%
Current account	2,144	1,616	32.7%	0.3%
Lending operations	1,119	1,055	6.0%	2.1%
Insurance	1,795	1,523	17.9%	-7.2%
Cards	3,580	2,893	23.8%	5.5%
Collection services	1,023	894	14.5%	14.2%
Securities brokerage and placement	500	397	25.8%	-1.2%
Other	451	333	35.5%	1.2%
Total	**11,372**	**9,522**	**19.4%**	**2.1%**

9M17 Performance

Loan portfolio quality indicators **remain under control**



NPL (from 15 to 90 days)
7.1%
6.1%
6.9%
6.3%
5.8%
5.0%
4.3%
5.5%
4.8%
4.5%
3.0%
2.8%
4.3%
3.4%
3.1%
Sep.16
Dec.16
Mar.17
Jun.17
Sep.17
NPL (over 90 days)
4.3%
4.1%
4.0%
3.9%
3.7%
3.5%
3.4%
2.9%
2.9%
2.9%
2.8%
2.7%
1.9%
2.0%
1.9%
Sep.16
Dec.16
Mar.17
Jun.17
Sep.17
Coverage Ratio (over 90 days)
198%
212%
229%
229%
230%
Sep.16
Dec.16
Mar.17
Jun.17
Sep.17
Individuals
Total
Corporate & SMEs

9M17 Performance

Our solid risk culture reflects controlled provisions and cost of credit



Allowance for Loan Losses[1] (R$ million) and Cost of Credit (%)
4.0%
3.7%
3.1%
3.2%
3.3%
3.6%
3.2%
7,776
7,053
2,837
2,680
2,264
2,360
2,429
3,562
3,388
3,052
2,907
3,051
9,903
9,010
(725)
(709)
(789)
(547)
(622)
(2,126)
(1,958)
3Q16
4Q16
1Q17
2Q17
3Q17
9M16
9M17
Recovery of Written-Off Loans
Provisions for Loan Losses
Cost of Credit

[1]As of 1Q71 includes sureties provisions

9M17 Performance

Expenses advance in the year, following the dynamics of greater commercial activity



Expenses (R$ million)
8%
6%
7%
4,436
4,831
4,629
4,550
4,806
465
471
490
501
527
3,971
4,360
4,139
4,049
4,279
3Q16
4Q16
1Q17
2Q17
3Q17
13,088
13,985
1,310
1,518
11,778
12,467
9M16
9M17
General expenses
Depreciation and amortization

R$ million	9M17	9M16	YoY	QoQ
General expenses	12,467	11,778	5.8%	5.7%
Administrative expenses	5,742	5,478	4.8%	6.3%
Personnel expenses	6,725	6,300	6.7%	5.2%
Depreciation and amortization	1,518	1,310	15.9%	5.4%
Total	**13,985**	**13,088**	**6.9%**	**5.6%**

9M17 Performance

Efficiency Ratio



45.7%
43.4%
43.7%
47.9%
44.0%
-3.9 p.p. YoY
3Q16
2Q17
3Q17
9M16
9M17

Recurrence Ratio



74.9%
83.4%
80.5%
72.8%
81.3%
+8.5 p.p. YoY
3Q16
2Q17
3Q17
9M16
9M17

ROAA



1.1%
1.4%
1.6%
1.1%
1.4%
+0.3 p.p. YoY
3Q16
2Q17
3Q17
9M16
9M17

ROAE



13.1%
15.8%
17.1%
+4.0 p.p. YoY
12.9%
16.3%
3Q16
2Q17
3Q17
9M16
9M17

9M17 Performance

Liquidity and capital at comfortable levels



Loans / Funding from customers
84.8%
85.4%
85.0%
Sep.16
Jun.17
Sep.17



BIS Ratio
17.6%
1.2%
16.5%
16.5%
1,1%
15.4%
16.2%
1,0%
15.2%
Sep.16
Jun.17
Sep.17
Tier I
Tier II

Agenda

Conclusions | 9M17

Retail dynamics leads to increased profitability and generates solid recurrence of results

Fees increased 19% in the year due to higher transactionality and customer loyalty

Net interest income supported by a positive performance in volumes and spreads

Net profit climbs 35% in the year, maintaining a sustainable and recurring growth, supported by our commercial strategy

Active and preemptive risk management reflected in controlled levels of loan portfolio quality indicators

Continuous focus on boosting productivity, leading to an efficiency ratio improvement of 391bps in twelve months

ROE reaches 17.1% in the quarter
+400bps in twelve months

Santander GLOBAL CORPORATE BANKING

Santander CORPORATE

Santander Negócios & Empresas

Santander FINANCIAMENTOS

Santander ASSET MANAGEMENT

Santander PRIVATE BANKING

Santander SELECT

Santander van gogh

Santander UNIVERSIDADES

prospera Santander Microcrédito

getnet Uma empresa Santander

olé consignado

webmotors a marca automotiva nº1 do Brasil

universia

Santander CULTURAL

TEATRO Santander


Appendix
GO

Results

Managerial P&L	9M17	9M16	Abs.	12M
R$ million				
Net Interest Income	**27,829**	**23,671**	**4,157**	**17.6%**
Allowance for Loan Losses	(7,053)	(7,776)	723	-9.3%
Net Interest Income After Loan Losses	**20,776**	**15,895**	**4,881**	**30.7%**
Fees	11,372	9,522	1,850	19.4%
General Expenses	(13,985)	(13,088)	(897)	6.9%
Personnel Expenses + Profit Sharing	(6,725)	(6,300)	(424)	6.7%
Administrative Expenses	(7,260)	(6,788)	(472)	7.0%
Tax Expenses	(2,712)	(2,436)	(276)	11.3%
Other income (expenses)	(4,735)	(3,446)	(1,289)	37.4%
Investments in Affiliates and Subsidiaries	26	4	22	n.a.
Non-Operating Income	(313)	41	(354)	n.a.
Profit Before Taxes	**10,430**	**6,493**	**3,938**	**60.6%**
Income Tax and Social Contribution Tax	(2,929)	(1,005)	(1,924)	n.a.
Minority Interest	(300)	(138)	(162)	n.a.
Net Profit	**7,201**	**5,350**	**1,851**	**34.6%**

Quarterly Results

Managerial P&L *R$ million*	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17
Net Interest Income	**7,598**	**7,807**	**8,266**	**7,825**	**8,868**	**9,098**	**9,863**
Allowance for Loan Losses	(2,424)	(2,515)	(2,837)	(2,680)	(2,264)	(2,360)	(2,429)
Net Interest Income After Loan Losses	**5,174**	**5,292**	**5,430**	**5,145**	**6,604**	**6,738**	**7,434**
Fees	2,984	3,216	3,322	3,740	3,709	3,792	3,871
General Expenses	(4,321)	(4,331)	(4,436)	(4,831)	(4,629)	(4,550)	(4,806)
Personnel Expenses + Profit Sharing	(2,107)	(2,057)	(2,136)	(2,397)	(2,200)	(2,205)	(2,319)
Administrative Expenses	(2,214)	(2,274)	(2,300)	(2,434)	(2,429)	(2,344)	(2,487)
Tax Expenses	(804)	(810)	(822)	(899)	(906)	(892)	(914)
Other Income (Expenses)	(1,197)	(1,184)	(1,065)	(860)	(1,372)	(1,528)	(1,835)
Investments in Affiliates and Subsidiaries	2	1	1	2	5	11	10
Non-Operating Income	26	(5)	20	(5)	(68)	(210)	(35)
Profit Before Taxes	**1,863**	**2,179**	**2,450**	**2,293**	**3,343**	**3,362**	**3,725**
Income Tax and Social Contribution Tax	(205)	(319)	(482)	(325)	(973)	(926)	(1,030)
Minority Interest	1	(55)	(85)	21	(90)	(101)	(110)
Net Profit	**1,660**	**1,806**	**1,884**	**1,989**	**2,280**	**2,335**	**2,586**

Balance Sheet | Assets

R$ million	Sep.16	Dec.16	Mar.16	Jun.17	Sep.17
Current and Long-Term Assets	**647,837**	**688,673**	**701,088**	**640,995**	**664,984**
Cash and Cash Equivalents	6,089	5,723	5,405	8,261	7,080
Interbank Investments	63,960	59,669	52,642	51,599	49,963
Securities and Derivative Financial Instruments	153,135	169,590	166,131	168,391	182,557
Interbank Accounts	64,573	62,900	64,369	68,135	68,277
Lending Operations	230,780	239,190	240,629	240,014	246,068
Allowance for Loan Losses	(17,280)	(18,333)	(17,084)	(17,229)	(17,327)
Other Receivables	126,839	148,992	169,123	102,050	108,572
Other Assets	2,461	2,609	2,788	2,546	2,467
Permanent Assets	**13,349**	**13,031**	**12,430**	**12,056**	**11,784**
Investments	182	178	379	372	391
Fixed Assets	7,612	7,551	7,238	7,174	7,060
Intangibles	5,555	5,303	4,812	4,510	4,334
Goodwill net of amortization	2,625	2,174	1,703	1,249	795
Others	2,930	3,129	3,109	3,260	3,539
Total Assets	**661,186**	**701,705**	**713,517**	**653,050**	**676,768**
Total Assets (Excluding Goodwill)	**658,561**	**699,531**	**711,814**	**651,801**	**675,973**

Balance Sheet | Liabilities and Equity

R$ million	Sep.16	Dec.16	Mar.16	Jun.17	Sep.17
Current and Long-Term Liabilities	**597,106**	**640,843**	**649,710**	**589,129**	**611,637**
Deposits	140,865	145,705	148,012	178,615	204,118
Demand Deposits	15,452	16,006	14,824	16,175	15,980
Savings Deposits	34,764	36,051	36,114	37,064	38,570
Interbank Deposits	3,162	3,122	2,262	2,894	2,701
Time Deposits	87,483	90,525	94,813	122,482	146,867
Money Market Funding	152,403	160,924	160,419	150,083	141,526
Funds from Acceptance and Issuance of Securities	104,295	105,170	95,009	85,139	78,143
Interbank Accounts	1,729	44	1,390	1,790	1,571
Interbranch Accounts	3,048	3,887	2,210	2,719	3,051
Borrowings	29,283	30,600	28,040	28,007	26,235
Domestic On-Lending – Official Institutions	16,615	16,803	16,772	16,842	16,934
Derivative Financial Instruments	15,020	19,945	21,794	16,919	18,952
Other Payables	133,850	157,766	176,064	109,015	121,107
Deferred Income	565	565	543	519	506
Minority Interest	2,194	2,526	2,566	2,545	2,268
Equity	61,321	57,772	60,698	60,858	62,359
Total Liabilities	**661,186**	**701,705**	**713,517**	**653,050**	**676,768**
Equity (Excluding Goodwill)	**58,695**	**55,598**	**58,994**	**59,608**	**61,564**

Balance Sheet | Loan Portfolio

R$ million	Sep.17	Sep.16	12M	Jun.17	3M
Individuals	**102,263**	**88,440**	**15.6%**	**97,414**	**5.0%**
Leasing / Auto Loans (*)	1,813	1,958	-7.4%	1,782	1.7%
Credit Card	21,850	18,804	16.2%	20,921	4.4%
Payroll Loans	23,950	17,666	35.6%	21,959	9.1%
Mortgage	27,251	27,075	0.7%	27,046	0.8%
Agricultural Loans	4,854	3,494	38.9%	4,186	15.9%
Personal Loans / Others	22,546	19,443	16.0%	21,519	4.8%
Consumer Finance	**39,178**	**33,868**	**15.7%**	**36,988**	**5.9%**
Corporate	**121,523**	**125,016**	**-2.8%**	**122,363**	**-0.7%**
Leasing / Auto Loans	2,747	2,735	0.4%	2,727	0.7%
Real Estate	7,530	10,049	-25.1%	8,207	-8.2%
Trade Finance	22,821	18,792	21.4%	23,201	-1.6%
On-Lending	11,603	14,750	-21.3%	11,193	3.7%
Agricultural Loans	7,068	4,998	41.4%	7,017	0.7%
Working Capital / Others	69,755	73,692	-5.3%	70,018	-0.4%
Total	**262,965**	**247,324**	**6.3%**	**256,765**	**2.4%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 34,419 MM in Sep/17, R$ 32,650 MM in Jun/17 and R$ 29,596 MM in Sep/16.

WE INCREASED BY 33% OUR TURNOVER IN THE LAST 12 MONTHS

getnet
Uma empresa Santander

		9M17	9M16	9M17 x 9M16
Credit	Turnover (R$ million)	64,930	49,187	32%
	Transactions (million)	546.2	444.4	23%
Debit	Turnover (R$ million)	35,014	25,912	35%
	Transactions (million)	573.2	408.2	40%
Total	Turnover (R$ million)	99,944	75,099	33%
	Transactions (million)	1,119.4	852.6	31%


Santander

Santander

Investor Relations (Brazil)

Av. Juscelino Kubitschek, 2,235 – 26th floor
São Paulo | SP | Brazil | 04543-011
phone: 55 11 3553 3300
fax: 55 11 3553 7797
E-mails: ri@santander.com.br
acionistas@santander.com.br

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

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